EXHIBIT (B)(1)

UBS LOAN FINANCE LLC 677 Washington Boulevard Stamford, Connecticut 06901 UBS SECURITIES LLC 299 Park Avenue New York, NY 10171	JEFFERIES FINANCE LLC 520 Madison Avenue New York, NY 10022

August 31, 2007

GG Holdings I, Inc.
c/o Genstar Capital, LLC
Four Embarcadero Center
Suite 1900
San Francisco, CA 94111-4191

Attention: Jean-Pierre L. Conte

Amended and Restated First and Second Lien Facilities Commitment Letter

Termination of Mezzanine Commitment Letter

Ladies and Gentlemen:

Reference is made to (i) the First and Second Lien Facilities Commitment Letter dated July 24, 2007 (the “Original Senior Commitment Letter”) among UBS Loan Finance LLC (“UBS”), UBS Securities LLC (“UBSS”), Jefferies Finance LLC (“Jefferies” and, together with UBS and UBSS, “we” or “us”) and you (“you” or “Holdings”), (ii) the Mezzanine Financing Commitment Letter of even date therewith (the “Mezzanine Commitment Letter”) among UBSS, Jefferies and you, (iii) the Mezzanine Financing Fee Letter of even date therewith the “Mezzanine Fee Letter”) among you and us and (iv) the Amended and Restated Fee Letter of even date herewith (the “Fee Letter”) among the parties hereto.

Conditions to Effectiveness

This letter and the attachments hereto (collectively, the “Senior Commitment Letter”) are delivered concurrently with (and their effectiveness is conditioned on) the mutual execution of the $170,000,000 Senior Subordinated Notes Commitment Letter dated the date hereof (the “Replacement Mezzanine Commitment Letter”) by you and Caisse de depôt et placement du Québec (“CDPO”). Reference is also made to the $170,000,000 Senior Subordinated Notes Fee Letter dated the date hereof (the “Replacement Mezzanine Fee Letter”) by you and CDPQ.

Termination of Mezzanine Commitment Letter and Amendment and Restatement of Original Senior Commitment Letter.

In consideration of your execution of the Replacement Mezzanine Commitment Letter, we and you hereby agree that, subject to the foregoing paragraph, the Mezzanine Commitment Letter is hereby terminated, and, from and after the effectiveness of the Replacement Mezzanine Commitment Letter, shall be of no further force or effect. We and you further agree that the obligations of UBS and Jefferies to fund the Second Lien Facility under the Original Senior Commitment Letter are hereby terminated and that the Original Senior Commitment letter is hereby amended and replaced in its entirety by this Senior Commitment Letter.

Transactions

You have advised us that Holdings, a newly formed corporation formed by affiliates of Genstar Capital, LLC (“Sponsor”), proposes to acquire {the “Acquisition”) PRA International, a Delaware corporation (the “Acquired

Business”), The Acquisition will be effected pursuant to a merger agreement (the “Acquisition Agreement”) among Holdings, a wholly owned subsidiary of Holdings (“Borrower”) and the Acquired Business. All references to “dollars” or “$” in this Senior Commitment Letter are references to United States dollars. All references to “Borrower” or “Borrower and its subsidiaries” for any period from and after consummation of the Acquisition shall include the Acquired Business.

We understand that the sources of funds required to fund the Acquisition consideration, to repay existing indebtedness of the Acquired Business and its subsidiaries (the “Refinancing”), to pay fees, commissions and expenses in connection with the Transactions (as defined below) and to provide ongoing working capital requirements of Borrower and its subsidiaries following the Transactions will include:

•	senior secured credit facilities consisting of (i) a senior secured term loan facility to Borrower of $255 million or such lesser amount as you may specify (the “Term Loan Facility”), as described in the Summary of Principal Terms and Conditions attached hereto as Annex I (the “Term Sheet”), and (ii) a senior secured revolving credit facility to Borrower of $40 million or such lesser amount as you may specify (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”), as described in the Term Sheet (provided that none of the Revolving Credit Facility will be drawn immediately after giving effect to the Transactions, other than with respect to the issuance of letters of credit in order either to replace or to “back-stop” letters of credit outstanding as of the Closing Date under any existing indebtedness of the Acquired Business);

•	the issuance, pursuant to and in accordance with the terms of the Replacement Mezzanine Commitment Letter by Borrower of up to $170 million aggregate gross proceeds of unsecured senior subordinated notes (the “Mezzanine Notes”) pursuant to a private placement to institutional accredited investors or other private placement (the “Mezzanine Financing”);

•	cash common (or preferred) equity investments in Holdings (to be reinvested by Holdings in Borrower), together with the Equity Rollover (as defined below), of not less than $391.2 million (the “Equity Financing”) by Sponsor and one or more other investors reasonably satisfactory to us (the “Equity Investors”):

•	common equity in the Acquired Business that is exchanged for common equity in Holdings on terms and conditions reasonably satisfactory to us (the “Equity Roll over”); and

•	cash on hand of the Acquired Business,

No other financing will be required for the uses described above. Immediately following the Transactions and subject to the Fee Letter, neither Holdings nor any of its subsidiaries will have any indebtedness or preferred equity other than the Facilities and the Mezzanine Financing, and other limited indebtedness to be agreed upon. As used herein, the term “Transactions” means the Acquisition, the Refinancing, the initial borrowings under the Facilities, the Mezzanine Financing, the Equity Financing, the Equity Rollover and the payments of fees, commissions and expenses in connection with each of the foregoing.

Commitments.

You have requested that UBS and Jefferies (together, the “Initial Lenders”) commit to provide the Facilities and that UBSS and Jefferies (together, the “Arrangers”) agree to structure, arrange and syndicate the Facilities.

Upon the terms and subject to the conditions set forth or referred to in this Senior Commitment Letter, (a) UBS is pleased to advise you of its commitment to provide 64% of each of the Facilities to Borrower and (b) Jefferies is pleased to advise you of its commitment to provide 36% of each of the Facilities to Borrower. The commitments of the Initial Lenders shall be on a several basis, and no Initial Lender shall be responsible for the commitment of any other Initial Lender. The respective commitments of the Initial Lenders and each other Lender (as defined below) hereunder are subject to the negotiation, execution and delivery of definitive documentation including, without limitation, customary opinions, certificates and closing documents (the “Bank Documentation”) with respect to the Facilities reasonably satisfactory to the Lenders reflecting the terms and conditions set forth in this Senior Commitment Letter, in the Term Sheet, in Annex II hereto (the “Conditions Annex”) and in the letter of even date

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herewith, addressed to you providing, among other things, for certain fees relating to the Facilities (the “Fee Letter”). You agree that the closing date of the Transactions and the concurrent closing of and initial funding under the Facilities (the date of the initial funding under the Facilities being referred to as the “Closing Date”) shall not occur until the terms and conditions hereof and in the Term Sheet and the Conditions Annex (including the conditions to initial funding) have been satisfied.

Syndication.

It is agreed that (a) the Arrangers will act as joint advisors and joint lead arrangers for the Facilities, and (b) UBSS and Jefferies will act as joint book managers for the Facilities, and, in each case in consultation with you, will manage the syndication of the applicable Facilities, and will, in such capacities, perform the duties and exercise the authority customarily associated with such roles, It is further agreed that UBSS will have “left” and/or “top” placement in all marketing materials and other documentation used in connection with each of the Facilities, and, in each case will hold the leading role and responsibilities customarily associated with such “left” and/or “top” placement and that Jefferies will have “right” and/or “second-to-top” placement in all such marketing materials and other documentation. It is further agreed that no additional advisors, agents, co-agents, arrangers or book managers will be appointed and no Lender (as defined below) will receive compensation with respect to any of the Facilities outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in such Facilities, in each ease unless you and we so agree.

The Initial Lenders reserve the right, prior to or after execution of the Bank Documentation with respect to each of the Facilities, in each case, in consultation with you, to syndicate all or a portion of their commitments to one or more institutions reasonably acceptable to you that will become parties to the Bank Documentation (the Initial Lenders and the institutions becoming parties to the Bank Documentation with respect to all or a portion of the Facilities, the “Lenders”). Notwithstanding the Initial Lenders’ right to syndicate the Facilities and receive commitments with respect thereto, the Initial Lenders will not be relieved of all or any portion of their commitments hereunder prior to the initial funding under the Facilities. Without limiting your obligations to assist with syndication efforts as set forth herein, the Initial Lenders agree that completion of such syndications is not a condition to their respective commitments hereunder.

The Arrangers will manage in consultation with you and the Sponsor all aspects of the syndication of the Facilities, including selection of additional Lenders (subject to your reasonable approval rights as set forth above), determination of when the Arrangers will approach potential additional Lenders, awarding of any naming rights and the final allocations of the commitments in respect of the applicable Facilities among the additional Lenders. You agree to, and to use commercially reasonable efforts to cause Borrower and the Acquired Business to (including with a covenant to such effect in the Acquisition Agreement), actively assist the Arrangers in achieving a timely syndication of the Facilities that is reasonably satisfactory to the applicable Arrangers. To assist the Arrangers in their syndication efforts, you agree that you will, and will cause your representatives and advisors to, and will use commercially reasonable efforts to cause Borrower and the Acquired Business and their respective representatives and advisors to, (a) promptly prepare and provide (and, with respect to the Acquired Company, use commercially reasonable efforts to provide) all financial and other information as we may reasonably request with respect to Borrower, the Acquired Business, their respective subsidiaries and the transactions contemplated hereby, including but not limited to financial projections (the “Projections”) relating to the foregoing, (b) provide copies of any due diligence reports or memoranda prepared at the direction of Sponsor or any of its affiliates by third-party legal, accounting, tax or other advisors in connection with the Acquisition (subject to the delivery of customary nondisclosure agreements reasonably acceptable to UBSS and only to the extent such disclosure shall not result in the loss of any applicable privilege), (c) use commercially reasonable efforts to ensure that such syndication efforts benefit materially from existing lending and other financing relationships of Sponsor, the Acquired Business and their respective subsidiaries, (d) make available (and, with respect to the Acquired Company, use commercially reasonable efforts to make available) to prospective Lenders senior management and advisors of Sponsor, the Acquired Business and their respective subsidiaries, (e) host, with the Arrangers, one or more meetings with prospective Lenders under each of the Facilities, (f) assist the Arrangers in the preparation of one or more confidential information memoranda reasonably satisfactory to the Arrangers and other marketing materials to be used in connection with the syndication of each of the Facilities and (g) use commercially reasonable efforts to

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obtain, at your expense, monitored public ratings of the Facilities and the corporate credit of the Borrower and its subsidiaries, on a consolidated basis, from Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”), and to participate actively in the process of securing such ratings, including having (and, with respect to the Acquired Company, use commercially reasonable efforts to have) senior management of Holdings and the Acquired Business meet with such rating agencies; provided, however, that we agree that obtaining any particular rating is not a condition to our commitments hereunder. You agree to provide the cooperation described in clauses (a) through (g) above no less than 15 business days prior to the Closing Date (which period will not include any portion of the period beginning on December 15, 2007 and ending January 8, 2008).

At our request, you agree to prepare a version of the information package and presentation and other marketing materials to be used in connection with the syndication that do not contain material non-public information concerning Holdings, Borrower or the Acquired Business, their respective affiliates or their securities. In addition, you agree that unless specifically labeled “Private — Contains Non-Public Information,” no information, documentation or other data disseminated to prospective Lenders in connection with the syndication of the Facilities, whether through an Internet website (including, without limitation, an IntraLinks workspace), electronically, in presentations at meetings or otherwise, will contain any material non-public information concerning Holdings, Borrower or the Acquired Business, their respective affiliates or their securities.

Information.

You hereby represent and covenant that (a) to the best of your knowledge, all information (other than the Projections, other forward-looking information and information of a general economic or industry-specific nature) that has been or will be made available to us or any of the Lenders by you, Borrower, the Acquired Business or any of your or their respective representatives in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made, not misleading (in each case, after giving effect to all updates from time to time) and (b) the Projections that have been or will, be made available to us or any of the Lenders by you, Holdings, Borrower, the Acquired Business or any of your or their respective representatives in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made (it being understood that projections by their nature are inherently uncertain and are subject to significant assumptions and contingencies, many of which are beyond the control of the Loan Parties, and that no assurance can be given that the Projections will be realized and the actual results may differ materially). Prior to the consummation of the transactions contemplated hereby, if you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you agree to supplement the Information and the Projections from time to time so that such representations will be correct (to the best of your knowledge) in all material respects under those circumstances.

Compensation.

As consideration for the commitments of the Lenders hereunder with respect to the Facilities and the agreement of the Arrangers to structure, arrange and syndicate the Facilities and to provide advisory services in connection therewith, you agree to pay, or cause to be paid, the fees set forth in the Term Sheet and the Fee Letter. Once paid, such fees shall not be refundable under any circumstances.

Conditions.

The commitments of the Initial Lenders hereunder with respect to each of the Facilities and the Arrangers’ agreements to perform the services described herein may be terminated by each of the Arrangers as to itself if (i) any Information submitted to the Arrangers by or on behalf of Sponsor, Holdings, Borrower, the Acquired Business or any of their respective subsidiaries or affiliates is inaccurate, incomplete or misleading in any respect determined by such Arranger to be material taken as a whole; (ii) any change shall occur since December 31, 2006, or any additional Information shall be disclosed to or discovered by the Arrangers (including, without limitation,

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Information contained in any review or report required to be provided to it in connection herewith), which any Arranger determines has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Acquisition Agreement), other than as disclosed in the Company SEC Reports (as defined in the Acquisition Agreement) or in Section 4.08 of the Company Disclosure Schedule attached to the Acquisition Agreement; (iii) any condition set forth in the Term Sheet or the Conditions Annex is not satisfied or waived or any covenant or agreement in this Senior Commitment Letter or the Fee Letter is not complied with; or (iv) any condition set forth in the Replacement Mezzanine Commitment Letter is not satisfied or waived (which waiver shall not be unreasonably withheld or delayed if CDPQ has waived satisfaction of such condition).

Clear Market.

From the date of this Senior Commitment Letter until our completion of syndication of a Successful Syndication (as defined in the Fee Letter) of each of the Facilities, you will ensure that no financing for Holdings, Borrower, the Acquired Business or any of your or their respective subsidiaries or affiliates (excluding portfolio companies of Sponsor other than Holdings, Borrower and the Acquired Business) is announced, syndicated or placed without the prior written consent of the Initial Lenders if such financing, syndication or placement would have, in the reasonable judgment of any Initial Lender, a detrimental effect upon the syndication of the Facilities, provided, that (i) on the Closing Date, you may place the Mezzanine Notes with CDPQ and (ii) on or after the 120th day following the Closing Date, you may permit CDPQ to commence syndication of the Mezzanine Notes.

Indemnity and Expenses.

By your acceptance below, you hereby agree to indemnify and hold harmless us and each of the Initial Lenders and our and their respective affiliates (including, without limitation, controlling persons) and the directors, officers, employees, advisors and agents of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, costs, expenses, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof) that arise out of or in connection with this Senior Commitment Letter, the Term Sheet, the Conditions Annex, the Fee Letter, the Facilities or any of the transactions contemplated hereby or thereby or the providing or syndication of the Facilities (or the actual or proposed use of the proceeds thereof), and to reimburse each Indemnified Person promptly upon its written demand for any reasonable and documented out-of-pocket legal or other expenses of one firm of counsel for all Indemnified Persons and, if necessary, one firm of specialty counsel and/or one firm of local counsel in each appropriate jurisdiction, in each case for all Indemnified Parties (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter, after receipt of your consent (which consent shall not be unreasonably withheld or delayed, retains its own counsel, of another firm of counsel for such affected Indemnified Person) incurred in connection with investigating, preparing to defend or defending against, or participating in, any such loss, claim, cost, expense, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding); provided that any such obligation to indemnify, hold harmless and reimburse an Indemnified Person shall not be applicable to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person. You shall not be liable for any settlement of any such proceeding effected without your written consent (such consent not to be unreasonably withheld or delayed), but if settled with such consent or if there shall be a final judgment against an Indemnified Person, you shall, subject to the proviso in the preceding sentence, indemnify such Indemnified Person from and against any loss or liability by reason of such settlement or judgment. You shall not, without the prior written consent of any Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Person is or could reasonably be expected to have been a party and indemnity could reasonably be expected to be or has been sought hereunder by such Indemnified Person, unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability or claims that are the subject matter of such proceeding and (ii) does not include a statement as to or an admission of fault, culpability, or a failure to act by or on behalf of such Indemnified Person. None of us or any other Lender (or any of their respective affiliates) shall be responsible or liable to Sponsor, Holdings, Borrower, the Acquired Business or any of their respective subsidiaries, affiliates or stockholders or any other person or entity for any indirect, punitive or consequential damages which may be alleged as a result of this Senior Commitment Letter, the Term Sheet, the Conditions Annex, the Fee Letter, the Facilities or the transactions contemplated hereby or

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thereby. In addition, if the Closing Date occurs, you hereby agree to reimburse us and each of the Lenders from time to time upon demand for all reasonable and documented out-of-pocket costs and expenses (including, without limitation, reasonable and documented legal fees and expenses of the Initial Lenders and the Arrangers (provided, that you shall not be required to reimburse the legal fees and expenses of more than one primary outside counsel and reasonably necessary local and specialty counsel for all Indemnified Persons unless, as reasonably determined by any such Indemnified Person’s counsel, representation of all such Indemnified Persons would create an actual or potential conflict of interest), appraisal, consulting and audit fees, and printing, reproduction, document delivery, travel, communication and publicity costs) incurred in connection with the syndication and execution of the Facilities, and the preparation, review, negotiation, execution and delivery of this Senior Commitment Letter, the Term Sheet, the Conditions Annex, the Fee Letter, the Bank Documentation and the administration, amendment, modification or waiver thereof (or any proposed amendment, modification or waiver).

Confidentiality.

You agree that neither the existence of this Senior Commitment Letter, the Term Sheet, the Conditions Annex or the Fee Letter nor any of their contents shall be disclosed by you or any of your affiliates, directly or indirectly, to any other person, except that such existence and contents may be disclosed (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law, (ii) that such existence and contents may be disclosed to CDPQ and your and their directors, officers, employees, legal counsel and accountants, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby, (iii) this Senior Commitment Letter, including the Term Sheet and the Conditions Annex and a version of the “market flex” provisions of the Fee Letter (and any provisions thereof containing conditions to the funding of the Facilities, other than the payment of fees) redacted in a manner reasonably satisfactory to us (but not the remainder of the Fee Letter) may be disclosed to the Acquired Business and its directors, officers, employees, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby, (iv) the existence and contents of the Exhibits may be disclosed to any rating agency in connection with the Transactions and (v) to the extent required by applicable law, this Senior Commitment Letter and the contents thereof may be disclosed in any public filing in connection with the Acquisition or the financing thereof (in which case you agree to inform the Arrangers promptly thereof).

Each of the Arrangers and the Initial Lenders and their respective affiliates will use all information identified as confidential provided to it or such affiliates by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Senior Commitment Letter and shall treat confidentially all such information, including as subject to any confidentiality limitations imposed by the Acquired Business that are applicable to us; provided that nothing herein shall prevent such person from disclosing any such information (a) as required by applicable law or compulsory legal process (in which case we agree, to the extent permitted by law, to inform you promptly thereof), (b) upon the request or demand of any regulatory authority having jurisdiction over such person or any of its affiliates, (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such person or any of its affiliates, (d) to the extent that such information is received by such person from a third party that is not to such person’s knowledge subject to confidentiality obligations with respect to such information, (e) to the extent that such information is independently developed by such person, (f) to such person’s affiliates and to its and their employees, officers, directors, representatives, advisors, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions and are informed of the confidential nature of such information, (g) to potential and prospective Lenders and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Borrower and its obligations under the Facilities, in each case, who have been advised of the confidential nature of the information and of the terms of this paragraph and have agreed to keep such information confidential or (h) for purposes of establishing a “due diligence” defense. The foregoing provisions in this paragraph shall be superseded in each case by the applicable provisions contained in the Facilities Documentation upon execution and delivery thereof by the parties thereto and thereafter shall have no further force and effect.

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Other Services.

You acknowledge and agree that we and/or our affiliates may be requested to provide additional services with respect to Sponsor, Holdings, Borrower, the Acquired Business and/or their respective affiliates or other matters contemplated hereby. Any such services will be set out in and governed by a separate agreement(s) (containing terms relating, without limitation, to services, fees and indemnification) in form and substance satisfactory to the parties thereto. Nothing in this Senior Commitment Letter is intended to obligate or commit us or any of our affiliates to provide any services other than as set out herein.

Governing Law. Etc.

This Senior Commitment Letter and the commitment of the Lenders shall not, subject to the third sentence of this paragraph, be assignable by any party without the prior written consent (not to be unreasonably withheld or delayed) of each other party hereto, and any purported assignment without such consent shall be void. We reserve the right to employ the services of our affiliates in providing services, and to undertake obligations, contemplated by this Senior Commitment Letter and to allocate, in whole or in part, to our affiliates certain fees payable to us and/or titles hereunder in such manner as we and our affiliates may agree in our sole discretion. You also agree that each of the Initial Lenders may at any time and from time to time assign all or any portion of its commitments hereunder to one or more of its affiliates; provided that any such assignment of commitments of the Initial Lenders hereunder prior to the Closing Date shall not reduce the Initial Lenders’ obligations to fund their respective entire commitments in the event any such assignee of such Initial Lender fails to do so. You further acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information related to Holdings, Borrower, the Acquired Business, or any of their respective subsidiaries or affiliates (including, without limitation, information relating to creditworthiness) and the transactions contemplated hereby. We agree to cause any such affiliate to treat, all non-public information provided to us by you as confidential information in accordance with the second paragraph under “Confidentiality” above.

This Senior Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by us and you, This Senior Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Senior Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Senior Commitment Letter. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Senior Commitment Letter. This Senior Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, and may not be relied on by, any persons other than the parties hereto, the Lenders and, with respect to the indemnification provided under the heading “Indemnity and Expenses,” each Indemnified Person.

This Senior Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby. Any right to trial by jury with respect to any claim or action arising out of this Senior Commitment Letter is hereby waived. You hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in The City of New York (and appellate courts thereof) in connection with any dispute related to this Senior Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. You irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.

Patriot Act.

We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), we and the other Lenders may be required to obtain, verify

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and record information that identifies Sponsor, Holdings, Borrower, the Acquired Business and the Guarantors, which information includes the name, address and tax identification number and other information regarding them that will allow us or such Lender to identify them in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and the Lenders,

Please indicate your acceptance of the terms hereof and of the Term Sheet, the Conditions Annex, the Fee Letter by returning to us executed counterparts of this Senior Commitment Letter, the Fee Letter not later than 5:00 p.m., New York City time, on August 31, 2007 (the “Deadline”). This Senior Commitment Letter and the commitments of the Lenders hereunder and the agreement of the Arrangers to provide the services described herein are also conditioned upon your acceptance hereof and of the Fee Letter, and our receipt of executed counterparts hereof and thereof on or prior to the Deadline. Upon the earliest to occur of (A) the execution and delivery of the Bank Documentation by all of the parties thereto, (B) the earlier to occur of April 2, 2008 and the Outside Date specified in the Acquisition Agreement, if the Bank Documentation shall not have been executed and delivered by all such parties prior to that date and (C) if earlier than (B), the date of termination of the Acquisition Agreement, this Senior Commitment Letter and the commitments of the Lenders hereunder and the agreement of the Arrangers to provide the services described herein shall automatically terminate unless the Lenders and the Arrangers shall, in their discretion, agree to an extension. The compensation, expense reimbursement, confidentiality, indemnification and governing law and forum provisions hereof and in the Term Sheet and the Fee Letter shall survive termination of (i) this Senior Commitment Letter (or any portion hereof) and (ii) any or all of the commitments of the Lenders hereunder. The provisions under the heading “Syndication” and “Clear Market” above shall survive the execution and delivery of the Bank Documentation.

[Signature Page Follows]

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Please confirm that the foregoing is our mutual understanding by signing and returning to us an executed copy of this letter agreement.

Very truly yours,

UBS LOAN FINANCE LLC

By:	/s/ Eric H. Coombs
Name:     Eric H. Coombs

Title:	Managing Director

By:	/s/ David Prince
Name:     David Prince

Title:	Director

UBS SECURITIES LLC

By:	/s/ Eric H. Coombs
Name:     Eric H. Coombs

Title:	Managing Director

By:	/s/ Warren Jervey
Name:     Warren Jervey

Title:	Executive Director and Councel Region Americas Legal

JEFFERIES FINANCE LLC

By:	/s/ E.J. Hess
Name:     E.J. Hess

Title:	Managing Director

S-1

Accepted and agreed to as of
the date first written above:

GG HOLDINGS I, INC.

By:	/s/ Robert J. Weltman
Name:     Robert J. Weltman

Title:

S-2

ANNEX I

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS1(

Borrower:	A newly formed Delaware corporation (“Borrower”), a wholly owned subsidiary of another newly formed entity (“Holdings”). Borrower will merge into the Acquired Business on the Closing Date.

Joint Lead Arrangers:	UBS Securities LLC (“UBSS”), Jefferies Finance LLC (“Jefferies” and together with UBSS, the “Arrangers”).

Book Running Manager:	UBSS and Jefferies.

Lenders:	A syndicate of banks, financial institutions and other entities, including UBS Loan Finance LLC (“UBS”) and Jefferies Finance CP Funding LLC (or a designated affiliate thereof), (collectively, the “Initial Lenders”), arranged by the Arrangers (collectively, the “Lenders”) and reasonably satisfactory to the Borrower.

Administrative Agent, Collateral Agent and Issuing Bank:	UBS AG, Stamford Branch (the ‘‘Administrative Agent” and the “Collateral Agent” and, together with the Syndication Agent and the Documentation Agent, the ‘‘Agents”).

Swingline Lender:	UBS.

Syndication Agent:	Jefferies.

Documentation Agent:	A Lender to be identified by the Arrangers in consultation with you.

Type and Amount of Facilities:	Term Loan Facility:

A senior secured term loan facility (the “Term Loan Facility”) in an aggregate principal amount of $255 million.

Revolving Credit Facility:

A senior secured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $40 million.

The Term Loan Facility and the Revolving Credit Facility are herein referred to collectively as the ‘‘Facilities.”

Purpose:	Proceeds of the Term Loan Facility will be used on the Closing Date to finance a portion of the Acquisition consideration and the Refinancing and to pay fees, commissions and expenses in connection therewith. Following the Closing Date, the Revolving Credit Facility will be used by Borrower and its subsidiaries for working capital and general corporate purposes.

Maturity Dates:	Term Loan Facility: 7 years from the Closing Date.

Revolving Credit Facility: 6 years from the Closing Date.

Availability:	Term Loan Facility: A single drawing may be made on the Closing Date of the full amount of the Term Loan Facility.

Revolving Credit Facility: Upon Satisfaction or waiver of conditions precedent to drawing to be specified in the Bank Documentation, borrowings may be made at any time after the Closing Date to but

(1  All capitalized terms used but not defined herein shall have the meanings provided in the Senior Commitment Letter to which this summary is attached.

excluding the business day preceding the Maturity Date of the Revolving Credit Facility. Notwithstanding the foregoing, the Borrower may request letters of credit be issued on the Closing Date in order either to replace or to “back-stop” letters of credit outstanding as of such date under any existing indebtedness of the Acquired Business.

Letters of Credit:	A portion of the Revolving Credit Facility in an amount to be agreed will be available for letters of credit, on terms and conditions to be set forth in the Bank Documentation. Each letter of credit shall expire not later than the earlier of (i) 12 months after its date of issuance and (ii) the fifteenth day prior to the Maturity Date of the Revolving Credit Facility; provided, however, that any letter of credit may provide for renewal thereof for additional periods of up to 12 months (or longer if agreed by the relevant Issuing Bank) (which in no event shall extend beyond the date referred to in clause (ii) above).

Drawings under any letter of credit shall be reimbursed by Borrower (whether with its own funds or with the proceeds of loans under the Revolving Credit Facility) within one business day after notice of such drawing is received by the Borrower or the applicable borrowing subsidiary from the relevant Issuing Bank. To the extent that Borrower does not reimburse the Issuing Bank on the following business day, the Lenders under the Revolving Credit Facility shall be irrevocably obligated to reimburse the Issuing Bank pro rata based upon their respective Revolving Credit Facility commitments.

The issuance of all letters of credit shall be subject to the customary procedures of the Issuing Bank.

Swingline Facility:	A portion of the Revolving Credit Facility in an amount to be agreed will be available for swingline borrowings, on terms and conditions to be set forth in the Bank Documentation.

Except for purposes of calculating the commitment fee described below, any swingline borrowings will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis.

Amortization:	Total Loan Facility: The Term Loan Facility will amortize in equal quarterly installments in annual amounts equal to 1.0% of the original principal amount of the Term Loan Facility, with the balance payable on the Maturity Date of the Term Loan Facility.

Revolving Credit Facility: None.

Interest:	At Borrower’s option, loans will bear interest based on the Base Rate or LIBOR, as described below (except that all swingline borrowings will accrue interest based on the Base Rate):

A. Base Rate Option

Interest will be at the Base Rate plus the applicable Interest Margin, calculated on the basis of the actual number of days elapsed in a year of 365 days and payable quarterly in arrears. The Base Rate is defined as the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of 1% and the prime commercial lending rate of UBS AG, as established from time to time at its Stamford Branch.

Base Rate borrowings will be in minimum amounts to be agreed upon and (other than swingline borrowings) will require one business day’s prior notice.

B. LIBOR Option

Interest will be determined for periods to be selected by Borrower (“Interest Periods”) of one, two, three or six months (or nine or twelve months if agreed to by all relevant Lenders) and will be at an annual rate equal to the London Interbank Offered Rate (“LIBOR”) for the corresponding deposits of U.S. dollars, plus the applicable Interest Margin. LIBOR will be determined by the Administrative Agent at the start of each Interest Period and will be fixed through such period. Interest will be paid at the end of each Interest Period or, in the case of Interest Periods longer than three months, quarterly, and will be calculated on the basis of the actual number of days elapsed in a year of 360 days. LIBOR will be adjusted for maximum statutory reserve requirements (if any).

LIBOR borrowings will require three business days’ prior notice and will be in minimum amounts to be agreed upon.

Default Interest and Fees:	Upon the occurrence and during the continuance of a payment default, interest will accrue (i) in the case of overdue principal, interest or premium (if any) on any loan at a rate of 2.0% per annum plus the rate otherwise applicable to such loan and (ii) in the case of any other overdue amount, at a rate of 2.0% per annum plus the non-default interest rate then applicable to Base Rate loans under the Revolving Credit Facility, and will be payable on demand.

Interest Margins:	The applicable Interest Margin for LIBOR Loans will be 275 basis points and the applicable Interest Margin for Base Rate Loans will be 175 basis points.

Commitment Fee:	A Commitment Fee shall accrue on the unused amounts of the commitments under the Revolving Credit Facility. Such Commitment Fee will be 0.50% per annum. Accrued Commitment Fees will be payable quarterly in arrears (calculated on a 360-day basis) for the account of the Lenders from the Closing Date.

Changes in Margins and Fees	The Bank Documentation will contain provisions under which, from and after the date of delivery of the Borrower’s financial statements covering a period of at least one full fiscal quarter after the Closing Date, (a) Interest Margins under the Revolving Credit Facility will be subject to change based upon a leverage-based grid to be agreed and (b) commitment fees under the Revolving Credit Facility will be subject to change based upon a leverage-based grid to be agreed.

Letter of Credit Fees:	Borrower will pay (i) the Issuing Bank a fronting fee equal to 12.5 basis points per annum and (ii) the Lenders under the Revolving Credit Facility letter of credit participation fees equal to the Interest Margin for LIBOR Loans under the Revolving Credit Facility, in each case, on the undrawn amount of all outstanding letters of credit. In addition, Borrower will pay the Issuing Bank customary issuance fees.

Mandatory Prepayments:	Term Loans shall be prepaid in an amount equal to (a) 100% of the net proceeds received from the sale or other disposition of all or any part of the assets of Holdings or any of its subsidiaries after the Closing Date other than sales of inventory in the ordinary course of business and other than amounts reinvested in assets to be used in Borrower’s business within 12 months of such disposition (or if committed to be reinvested within such 12 months, reinvested within 6 months of such commitment) and subject to exceptions to be agreed, (b) 100% of the net proceeds received by Holdings or any of its subsidiaries from the issuance of debt or preferred stock after the Closing Date, other than issuances permitted by the Bank Documentation and other exceptions to be agreed, (c) 100% of all casualty and condemnation proceeds received by Holdings or any of its subsidiaries, subject to reinvestment rights to be agreed, (d) 50% of excess cash flow of Borrower and its subsidiaries (to be defined in a manner to be agreed) commencing with payments in 2009 in respect of the fiscal year ended December 31, 2008, subject to stepdowns based upon leverage ratios to be agreed; provided that any voluntary prepayments of loans (including loans under the Revolving Credit Facility to the extent accompanied by permanent reductions of the commitments thereunder), other than prepayments funded with the proceeds of indebtedness (excluding borrowings under the Revolving Credit Facility), shall be credited against excess cash flow prepayment obligations on a dollar-for-dollar basis and (e) 50% of the net proceeds of any public issuance of equity securities received by Holdings or any of its subsidiaries.

There will be no prepayment penalties (except LIBOR breakage costs) for mandatory prepayments.

Optional Prepayments:	Permitted in whole or in part, with prior notice but without premium or penalty (except LIBOR breakage costs) and including accrued and unpaid interest, subject to limitations as to minimum amounts of prepayments.

Application of Prepayments:	The above-described mandatory prepayments shall be applied, first, to the Term Loan Facility, reducing the remaining scheduled amortization payments thereunder on a pro rata basis and second, to the Revolving Credit Facility, with a corresponding permanent reduction in the commitments thereunder.

Optional prepayments of the Term Loan Facility will be applied in direct order to the scheduled amortization payments thereof.

Guarantees:	The Facilities will be fully and unconditionally guaranteed (the ‘‘Guarantees”) on a joint and several basis by Holdings and all of the existing and future domestic direct and indirect subsidiaries of Borrower (collectively, the ‘‘Guarantors”). At Borrower’s option, an additional holding company may be inserted between Holdings and Borrower, which such holding company shall also be a Guarantor.

Security:	The Facilities, any hedging or treasury management obligations to which any agent, a Lender or an affiliate of a Lender is a counterparty and all obligations of the Borrower to any person providing treasury, depositary or other cash management services (collectively, the “Cash Management Arrangements”) to the Borrower (provided that such person is either an agent, a Lender or an affiliate of any of the foregoing that is either a party to the Facilities or a party to a collateral sharing arrangement reasonably acceptable to the Collateral Agent)

will be secured by perfected first priority pledges of all of the equity interests of Borrower and each of Borrower’s direct and indirect subsidiaries, and perfected first priority security interests in and mortgages on all tangible and intangible assets (including, without limitation, accounts receivable, inventory, equipment, general intangibles, inter-company notes, insurance policies, investment property, intellectual property, real property (excluding immaterial leasehold interests), cash and proceeds of the foregoing) of Borrower and the Guarantors, wherever located, now or hereafter owned, except, in the case of any foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed.

Conditions to Initial Borrowings:	Conditions precedent to initial borrowings under the Facilities will be limited to those set forth in the Senior Commitment Letter and in Annex II to the Senior Commitment Letter.

Conditions to Each Borrowing:	Conditions precedent to each borrowing or issuance under the Facilities will be (1) the absence of any continuing default or event of default, (2) the accuracy of all representations and warranties, (3) receipt of a customary borrowing notice or letter of credit request, as applicable, and (4) there being no legal bar to the lenders making the loan or the issuance.

Representations and Warranties:	Representations and warranties will apply to Holdings and its subsidiaries and will be limited to:

Accuracy and completeness of financial statements (including pro forma financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of the Bank Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no burdensome restrictions; taxes; Federal Reserve regulations; ERISA; Investment Company Act; subsidiaries; environmental matters; solvency; accuracy and completeness of disclosure; Patriot Act and anti-terrorism law compliance; and creation and perfection of security interests.

Affirmative Covenants:	Affirmative covenants will apply to Holdings and its subsidiaries and will be limited to:

Delivery of certified quarterly and audited annual financial statements, quarterly management reports, reports to shareholders, notices of defaults, litigation and other material events, budgets and other information customarily supplied in a transaction of this type; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with all applicable laws and regulations (including, without limitation, environmental matters, taxation and ERISA) and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; agreement to hold annual meetings of Lenders; further assurances (including, without limitation, with respect to security interests in after-acquired property); commercially reasonable efforts to cause the Facilities and Borrower to continue to be rated by

Moody’s and S&P (but not to maintain a specific rating); and agreement to establish an interest rate protection program and/or have fixed rate financing on a percentage to be determined of the aggregate funded indebtedness of Borrower and its subsidiaries (for a period to be determined and within a time period to be determined).

Negative Covenants:	Negative covenants will apply to Holdings and its subsidiaries and will be limited to:

1. Limitation on dispositions of assets and changes of business and ownership.

2. Limitation on mergers and acquisitions.

3. Limitations on dividends, stock repurchases and redemptions and other restricted payments.

4. Limitation on indebtedness (including guarantees and other contingent obligations) and preferred stock and prepayment, amendment and redemption thereof.

5. Limitation on loans and investments.

6. Limitation on liens and further negative pledges.

7. Limitation on transactions with affiliates.

8. Limitation on sale and leaseback transactions.

9. Limitation on capital expenditures.

10. Limitation on operating leases.

11. Maintenance of holding companies and/or any inactive subsidiaries as passive, non-operating enterprises.

12. No modification or waiver of material documents (including, without limitation, charter documents of Holdings and its subsidiaries and the documentation governing the Equity Financing or the Equity Rollover) in any manner materially adverse to the Lenders without the consent of the Requisite Lenders.

13. No change to fiscal year.

It is understood that any payments required in connection with any AHYDO “catch-up” payment related to any pay-in-kind mezzanine loans or securities will be permitted under the Facilities.

Financial Covenants:	Financial covenants will apply to Borrower and its consolidated subsidiaries and will be limited to:

1. Minimum interest coverage ratio; and

2. Maximum leverage ratio.

The definition of EBITDA used in the calculation of such ratios will include an add back-for management fees paid to the Sponsor not to exceed $2,000,000 per annum.

Events of Default:	Events of default will be limited to: nonpayment, breach of representations and covenants, cross-defaults, loss of lien on collateral, invalidity of guarantees, bankruptcy and insolvency events, ERISA events, judgments and change of ownership or control (to be defined).

Assignments and Participations:	Each Lender may assign all or, subject to minimum amounts to be agreed, a portion of its loans and commitments under one or more of the Facilities. Assignments will require payment of an administrative fee to the Administrative Agent and the consents of the Administrative Agent and Borrower, which consents shall not be unreasonably withheld; provided that (i) no consents shall be required for an assignment to an existing Lender or an affiliate of an existing Lender and (ii) no consent of Borrower shall be required during a payment or bankruptcy default. In addition, each Lender may sell participations in all or a portion of its loans and commitments under one or more of the Facilities: provided that no purchaser of a participation shall have the right to exercise or to cause the selling Lender to exercise voting rights in respect of the Facilities (except as to certain basic issues).

Expenses and Indemnification:	All reasonable and documented out-of-pocket expenses (including but not limited to reasonable and documented legal fees and expenses of one firm of counsel for all indemnified persons and, if necessary, one firm of specialty counsel and/or one firm of local counsel in each appropriate jurisdiction, in each case for all indemnified parties (and, in the case of an actual or perceived conflict of interest where the indemnified person affected by such conflict informs you of such conflict and thereafter, after receipt of your consent (which consent shall not be unreasonably withheld or delayed), retains its own counsel, of another firm of counsel for such affected indemnified person) and reasonable and documented expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses) of the Initial Lenders, the Arrangers, the Bank Agents and the Issuing Bank associated with the syndication of the Facilities and with the preparation, execution and delivery, administration, amendment, waiver or modification (including proposed amendments, waivers or modifications) of the documentation contemplated hereby are to be paid by Borrower. In addition, all out-of-pocket expenses (including but not limited to reasonable and documented legal fees and expenses) of the Lenders and the Bank Administrative Agent for workout proceedings, enforcement costs and documentary taxes associated with the Facilities are to be paid by Borrower.

Borrower will indemnify the Lenders, the Arrangers, the Agents and the Issuing Bank and their respective affiliates, and hold them harmless from and against all reasonable out-of-pocket costs, expenses (including but not limited to reasonable legal fees and expenses) and liabilities arising out of or relating to the transactions contemplated hereby and any actual or proposed use of the proceeds of any loans made under the Facilities; provided, however, that no such person will be indemnified for costs, expenses or liabilities to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have been incurred solely by reason of the gross negligence or willful misconduct of such person.

Yield Protection, Taxes and Other Deductions:	The Bank Documentation will contain yield protection provisions, customary for Facilities of this nature, protecting the Lenders in the event of unavailability of LIBOR, breakage losses, reserve and capital adequacy requirements.

All payments are to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending office). The Lenders will use commercially reasonable efforts to minimize to the extent possible any applicable taxes and Borrower will indemnify the Lenders and the Administrative Agent for such taxes paid by the Lenders and the Administrative Agent, as the case may be.

Required Lenders:	Lenders holding at least a majority of total loans and commitments under the Facilities, with certain amendments requiring the consent of Lenders holding a greater percentage (or all) of total loans and commitments under the Facilities.

Governing Law and Forum:	The laws of the State of New York. Each party to the Bank Documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in the City of New York.

Counsel to the Arrangers, the Initial Lenders, the Administrative Agent, the Issuing Bank and the Collateral Agent:	Skadden, Arps, Slate, Meagher & Flom LLP.

ANNEX II

CONDITIONS TO CLOSING1(

The commitment of the Initial Lenders under the Senior Commitment Letter with respect to the each of Facilities, the agreements of the Initial Lenders and the Arrangers to perform the services described in the Senior Commitment Letter, the consummation of the Transactions and the funding of the Facilities are subject to the conditions set forth in the Senior Commitment Letter and satisfaction of each of the conditions precedent set forth below.

1. The Initial Lenders shall have reviewed, and be reasonably satisfied with, the documentation relating to the Acquisition, including the Acquisition Agreement (collectively, the “Acquisition Documents”), and each of the other Transactions (it being understood that the Arrangers are satisfied with the Acquisition Agreement and the disclosure schedules and exhibits thereto dated July 24, 2007). The Acquisition and the other Transactions shall be consummated substantially concurrently with the initial funding of the Facilities in accordance with the Acquisition Documents and such other documentation, without giving effect to any consents, modifications, amendments or waivers thereto that are materially adverse to the Lenders (including, without limitation, the definition of “Material Adverse Effect,” the Outside Date specified therein, or Section 4.08 of the Company Disclosure Schedule attached thereto) unless consented to by the Arrangers. Immediately following the Transactions, neither Holdings nor any of its subsidiaries shall have any indebtedness or preferred equity other than as set forth in the Senior Commitment Letter.

2. Borrower shall have received the Equity Financing. The terms and documentation of the Equity Financing in Holdings (if and to the extent the same is not limited to common equity) and the Equity Rollover shall be reasonably satisfactory to the Arrangers.

3. Prior to or concurrently with the initial borrowings under the Facilities, Borrower shall have received gross proceeds of $170 million from the Mezzanine Financing. The documentation and terms of the Mezzanine Financing (including without limitation the subordination terms for the Mezzanine Financing) shall be reasonably satisfactory to the Arrangers (it being acknowledged by the Arrangers that the terms set forth in Replacement Mezzanine Commitment Letter and Replacement Mezzanine Fee Letter, in each case, as in effect on the date hereof, are satisfactory to the Arrangers).

4. The Initial Lenders shall have received (i) unaudited consolidated and consolidating balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Business for each fiscal quarter of the current fiscal year ending more than 45 days prior to the Closing Date and for the comparable periods of the preceding fiscal year (the “Unaudited Financial Statements”) (with respect to which the independent auditors shall have performed an SAS 100 review), (ii) to the extent provided to you or Sponsor by the Acquired Business, unaudited consolidated and consolidating balance sheets and related statements of income of each of the Acquired Business for each fiscal month ending after the last fiscal quarter covered by the Unaudited Financial Statements and more than 30 days prior to the Closing Date and for the comparable periods of the preceding fiscal year, (iii) a pro forma consolidated and consolidating balance sheet and related statements of income and cash flows for Borrower (the “Pro Forma Financial Statements”), as well as pro forma levels of EBITDA (“Pro Forma EBITDA”), for the last fiscal year covered by the Audited Financial Statements and for the latest twelve-month period ending more than 45 days prior to the Closing Date, in each case after giving effect to the Transactions, and (iv) forecasts of the financial performance of Borrower and its subsidiaries (x) on an annual basis, through 2015 and (y) on a quarterly basis, through 2008. The financial statements referred to in clauses (i) and (ii) shall be prepared in accordance with accounting principles generally accepted in the United States. The Pro Forma Financial Statements shall be consistent in all material respects with the sources and uses described in the Senior Commitment Letter. The Pro Forma Financial Statements shall be prepared on a basis consistent with pro forma financial statements set forth in a registration statement filed with the Securities and Exchange Commission.

(  1All capitalized terms used but not defined herein shall have the meanings provided in the Senior Commitment Letter to which this Annex II is attached.

5. Borrower and each of the Guarantors shall have provided the documentation and other information to the Lenders that are required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act.

6. All costs, fees, expenses (including, without limitation, legal fees and expenses and the fees and expenses of appraisers, consultants and other advisors, to the extent invoiced) and other compensation payable to the Arrangers, the Initial Lenders and the Agents shall have been paid to the extent due.

7. The Collateral Agent shall have a perfected lien and security interest in all assets as required in each of the Term Sheet under the heading “Security,” provided, however, that if any mortgage is not delivered as of the Closing Date after commercially reasonable efforts to do so, such delivery will not be a condition to funding the Facilities, but will be included as a covenant in the Bank Documentation to be performed within 60 days after the Closing Date.

2